EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

	Year ended December 31,
	2009	2008	2007	2006	2005
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries (1)	$150,830	$147,887	$144,322	$156,899	$211,314
Add: Interest expense	144,107	148,211	119,971	102,544	101,442
Depreciation expense on cap’d interest	1,607	1,245	5,393	4,437	3,829
Amortization of deferred financing costs	5,193	4,455	3,991	3,785	3,837

Earnings before fixed charges	$301,737	$301,798	$273,677	$267,665	$320,422

Fixed charges:
Interest expense	$144,107	$148,211	$119,971	$102,544	$101,442
Amortization of deferred financing charges	5,193	4,455	3,991	3,785	3,837
Capitalized interest	7,640	19,958	45,697	30,837	17,748

Fixed charges	156,940	172,624	169,659	137,166	123,027

Preferred share distributions	—	—	—	—	—
Preferred unit distributions	21,012	21,012	17,126	13,691	12,095

Combined fixed charges	$177,952	$193,636	$186,785	$150,857	$135,122

Ratio of earnings to fixed charges	1.92	1.75	1.61	1.95	2.60

Ratio of earnings to combined fixed charges	1.70	1.56	1.47	1.77	2.37

(1) Amounts for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 have been reclassified to present properties that have been sold as of June 30, 2010. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.